As filed with the Securities and Exchange Commission on September 6, 2007

Registration No. 333-120026

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST - EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

PHARMAXIS LTD.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

COMMONWEALTH OF AUSTRALIA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Paragraphs (15) and (16)

securities

(iii)  The collection and distribution of dividends

Paragraphs (12), (14) and (15)

(iv)  The transmission of notices, reports and proxy

Paragraphs (11), (15) and (16)

soliciting material

(v)  The sale or exercise of rights

Paragraph (13)

(vi)  The deposit or sale of securities resulting from

Paragraphs (12) and (17)

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Paragraphs (20) and (21)

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Paragraph (11)

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit of

Paragraphs (2), (3), (4), (5), (6) and

withdraw the underlying securities

(8)

(x)  Limitation upon the liability of the depositary

Paragraphs (13) and (18)

3.  Fees and Charges

Paragraph (7)

Item – 2.

Available Information

Public reports furnished by issuer

Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of November 12, 2004, as amended and restated as of ___________, 2007, among Pharmaxis Ltd., The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, September 6, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares without Par Value, of Pharmaxis Ltd.

By:

The Bank of New York,
 As Depositary

By:  /s/ Keith G. Galfo

Name:  Keith G. Galfo

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Pharmaxis Ltd. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Frenchs Forest, New South Wales, Commonwealth of Australia on September 6, 2007.

Pharmaxis Ltd.

By:  /s/ Alan D. Robertson
Name:  Alan D. Robertson
Title:    Chief Executive Officer

             (Principal Executive Officer) and Director

By:  /s/ David M. McGarvey
Name:  David M. McGarvey
Title:    Chief Financial Officer

             (Principal Financial and Accounting

             Officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on September 6, 2007.

/s/ Alan D. Robertson

/s/ David M. McGarvey

Name:  Alan D. Robertson

Name:  David M. McGarvey

Chief Executive Officer (Principal

Chief Financial Officer (Principal

Executive Officer) and Director

Financial and Accounting Officer)

/s/ Denis M. Hanley

/s/ Peter C. Farrell

Name:  Denis M. Hanley

Name:  Peter C. Farrell

Director

Director

/s/ Charles P.H. Kiefel

/s/ Malcolm J. McComas

Name:  Charles P.H. Kiefel

Name:  Malcolm J. McComas

Director

Director

/s/ John Villiger

/s/ Donald J. Puglisi

Name:  John Villiger

Name:  Donald J. Puglisi

Director

Authorized Representative in the

United States

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of November 12, 2004,

as amended and restated as of __________, 2007, among

Pharmaxis Ltd., The Bank of New York as Depositary, and all

Owners and holders from time to time of American Depositary

Receipts issued thereunder.

4

Previously Filed.